Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

November 25, 2024

VIA EDGAR CORRESPONDENCE

Emily Rowland
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund VI (the “Trust”)
File Nos. 333-182308; 811-22717

Dear Ms. Rowland:

This letter responds to your comments regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund VI (the “Registrant” or “Trust”) with the staff of the Securities and Exchange Commission (the “Staff”) on October 4, 2024 (the “Registration Statement”). The Registration Statement relates to the First Trust SMID Growth Strength ETF (formerly Small Cap US Equity Select ETF) (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

The Staff reminds the Registrant and its management that they are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Where a comment is made in one location, it is applicable to all similar disclosures appearing elsewhere in the Registration Statement. Please ensure that corresponding changes are made to all similar disclosure.

Please provide responses to all of the Staff’s comments on EDGAR at least five business days before the effective date of the Registration Statement. Once the correspondence is filed, please provide notice by email and include a redline showing any changes.

Response to Comment 1

The Registrant confirms that corresponding changes made in response to the Staff’s comments have been made to any similar disclosure throughout the Registration Statement and that it will provide the Staff with a response letter in the form of correspondence at least five business days before effectiveness. The Registrant further confirms it will provide a copy of the correspondence and corresponding redline of the Registration Statement to the Staff once filed.

Comment 2 – General

Please supplementally provide a completed fee table and expense examples.

Response to Comment 2

A completed fee table and expense examples have been attached hereto as Exhibit A.

Comment 3 – Principal Risks

The Staff notes “Portfolio Turnover Risk” set forth in the section entitled “Principal Risks.” If there will be a significant portfolio repositioning as a result of the change in the Fund’s strategy, please disclose the tax consequences to existing and new shareholders.

Response to Comment 3

The Fund primarily effectuates creations and redemptions in-kind and may use this mechanism to effectuate the repositioning of its portfolio in connection with the change in the Index it seeks to track. Accordingly, portfolio turnover in connection with the Index change has been judged to be unlikely to cause material adverse tax consequences to existing and new investors. Additionally, in the unlikely event that the creation and redemption process does not prevent the Fund from incurring material capital gains tax liabilities in connection with its portfolio repositioning, the Fund has over $4,700,000 in non-expiring capital loss carryforward to offset those capital gains.

Comment 4 – Additional Information on the Fund’s Investment Objective and Strategies

The Staff notes that the Fund discusses derivative instruments. To the extent it constitutes a principal strategy, please provide additional disclosure about the types of derivatives the Fund may use and disclose the related risks associated with those derivatives. The Staff notes that any principal investment strategy disclosure related to derivatives should be tailored specifically to how the Fund intends to use them in achieving its objective. Further, the disclosure concerning the Fund’s principal risk should similarly be tailored to the types of derivatives used by the Fund, the extent of their use, and the purpose for using derivative transactions (see the letter from Barry Miller of the Division of Investment Management of the SEC to the Investment Company Institute, dated July 30, 2010).

Response to Comment 4

The Registrant respectfully declines to add any additional disclosure regarding derivatives. The Fund has no current intention to invest in derivatives. The referenced disclosure is included to provide shareholders of notice that the Fund may invest in derivatives to track the Index in the event that the Fund no longer pursues a full replication strategy. To the extent that the Fund does use derivatives in the future, it will change the disclosure accordingly.

Comment 5 – Principal Risks

The Staff notes “Premium/Discount Risk” states that shares can only be purchased and redeemed in Creation Units. However, the “Cash Transactions Risk” in the Non-Principal Risk section indicates that the Fund may effect a portion of creations and redemptions for cash. Please reconcile the disclosure.

Response to Comment 5

The Registrant respectfully asserts that “Premium/Discount Risk” outlines a risk that is conceptually separate and distinct from the risk outlined in “Cash Transactions Risk,” and thus no reconciliation is necessary. “Premium/Discount Risk” relays to an investor that the Fund shares that they purchase in the secondary market may trade at a premium or discount to the net asset value of such shares. This is wholly distinct from the concept outlined in “Cash Transactions Risk” which details how the Fund will effect its creations and redemptions. This distinction is especially germane in the present instance as the Fund does not anticipate using cash transactions in a material way and, therefore, the Cash Transactions Risk is listed as a non-principal risk. Accordingly, the Registrant respectfully declines to revise the disclosure.

Comment 6 – Principal Risks

The Staff notes that Real Estate Investment Trusts (“REITs”) are listed in the section entitled “Principal Investments.” If REITs are a principal investment of the Fund, please add corresponding risk disclosure under the section entitled “Principal Risks.”

Response to Comment 6

The Registrant notes that REITs are eligible for inclusion in the Index but are not anticipated to be a principal investment of the Fund. The disclosure will be revised accordingly.

Comment 7 – Index Provider

Please include the index license or sub-license agreements to which the Fund is a party as an exhibit to the Registration Statement.

Response to Comment 7

The Registrant confirms that it will file the licensing and/or sub-licensing agreement as an exhibit to the Registration Statement.

********

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Morrison C. Warren
Morrison C. Warren

Exhibit A

Fees and Expenses of the Fund

The following table describes the fees and expenses you may pay if you buy, hold and sell shares of the Fund. Investors may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Shareholder Fees
(fees paid directly from your investment)

Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.60%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses	0.00%
Total Annual Fund Operating Expenses	0.60%

Example

The example below is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or sell all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$61	$192	$335	$750

4